Oncolytics Biotech’s® Pelareorep Selected for Inclusion in Precision PromiseSM Pivotal Phase 3 Platform Trial

Adaptive clinical trial designed to accelerate registration pathways for pancreatic cancer therapies and expected to reduce cost of a Phase 3 study for pelareorep by ~50% compared to a traditional trial

If successful, new clinical study expected to support approval of pelareorep in combination with a checkpoint inhibitor, gemcitabine, and nab-paclitaxel in first-line metastatic pancreatic cancer

Data presented at SITC 2022 showed a near tripling of overall response rate for pelareorep + gemcitabine + nab-paclitaxel + a PD-L1 inhibitor compared to historical control trials

SAN DIEGO, CA and CALGARY, AB, June 22, 2023 – Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) today announced pelareorep has been selected for inclusion as a new investigational treatment in Precision PromiseSM, an innovative adaptive Phase 3 clinical trial. The Precision Promise study is designed to evaluate pelareorep in combination with a checkpoint inhibitor and the chemotherapeutic agents gemcitabine and nab-paclitaxel. If successful, the clinical study is expected to support approval of the studied combination as a treatment for first-line metastatic pancreatic ductal adenocarcinoma (PDAC).

Precision Promise has a primary endpoint of overall survival and can include multiple investigational treatments as well as control arms evaluating: (1) gemcitabine plus nab-paclitaxel or (2) mFOLFIRINOX. Each investigational therapy is subject to pre-specified interim analyses prior to proceeding to the registrational portion of the trial. This design, which was developed with guidance from the U.S. Food and Drug Administration, minimizes the number of participants needed to generate licensure-enabling data, thereby accelerating late-stage development by up to two years and reducing costs compared to non-platform trials.

“We are delighted at being selected by the Precision Promise panel of experts,” said Dr. Matt Coffey, President and Chief Executive Officer of Oncolytics Biotech. “Our next step is to engage with stakeholders to finalize the protocol for Precision Promise’s pelareorep-containing investigational treatment so that we can enter into this study. We are thrilled to have the opportunity to leverage Precision Promise, which we expect will allow us to reduce the time and costs needed to reach a potential approval.”

Julie Fleshman, JD, MBA, President and CEO of PanCAN commented, “With a five-year survival rate of 12%, pancreatic cancer patients cannot afford to wait for new treatment options. This urgent unmet need was the driving inspiration behind the Precision Promise platform trial, which was designed specifically to identify, accelerate, and de-risk the development of promising pancreatic cancer treatments. We are thrilled to be bringing pelareorep into Precision Promise as a new investigational therapy to study against the current standard of care.”

Dr. Thomas Heineman, Chief Medical Officer of Oncolytics Biotech, commented, “Prior trials in pancreatic cancer show pelareorep-based combinations outperforming historical controls on key metrics such as one and two-year survival and objective response rate. In addition, mechanistic data from these studies highlight how pelareorep’s immunologic mechanism of action allows it to synergize with chemotherapy and checkpoint inhibition in this indication. I look forward to working with the Precision Promise team of investigators to seek to confirm the therapeutic value of pelareorep in a randomized setting so that we can potentially provide pancreatic cancer patients with a new treatment option.”

Oncolytics expects to finalize the definitive agreements within the next 90 days and open the Precision Promise investigational treatment of pelareorep, checkpoint inhibitor, gemcitabine, and nab-paclitaxel in early 2024.

Pelareorep in Pancreatic Cancer
Pelareorep’s inclusion in Precision Promise is supported by prior clinical data in pancreatic cancer that suggests it synergizes with checkpoint inhibition and chemotherapy. These prior data include phase 1/2 results showing a 69% objective response rate (ORR, n = 13) in a cohort of first-line advanced/metastatic PDAC patients treated with pelareorep combined with atezolizumab, gemcitabine, and nab-paclitaxel.

This compares to an average ORR of ~25% reported in relevant historical control trials1-4. In addition, a phase 2 study of pelareorep plus gemcitabine that included 29 evaluable chemotherapy-naïve pancreatic cancer patients showed a median overall survival (mOS) of 10.2 months and a one-year survival rate of 45%, compared to historical control trials showing mOS of approximately 6.7 months and one-year survival rates of approximately 20 – 22%, respectively1,5-6. A subsequent phase 2 study of pelareorep plus checkpoint inhibition without chemotherapy in pancreatic cancer patients who progressed after first-line treatment showed a 42% disease control rate (n = 12), post-treatment increases in PD-L1+ cells, and a correlation between clinical response and increased activation of anti-cancer CD8+ T cells.

References
1. Von Hoff D et al. N Engl J Med 2013; 369:1691-1703 DOI: 10.1056/NEJMoa1304369
2. O'Reilly et al. Eur J Cancer. 2020 June; 132: 112–121. DOI:10.1016/j.ejca.2020.03.005
3. Karasic et al. JAMA Oncol. 2019 Jul 1; 5(7):993-998. DOI: 10.1001/jamaoncol.2019.0684
4. Tempero et al. Ann Oncol. 2021 May; 32(5):600-608. DOI: 10.1016/j.annonc.2021.01.070
5. Conroy et al. N Engl J Med 2011; 364:1817-1825. DOI: 10.1056/NEJMoa1011923
6. Goldstein et al. JNCI J Natl Cancer Inst (2015) 107(2): DOI:10.1093/jnci/dju413

About the Pancreatic Cancer Action Network
The Pancreatic Cancer Action Network (PanCAN) leads the way in accelerating critical progress for pancreatic cancer patients. PanCAN takes bold action by funding life-saving research, providing personalized patient services and creating a community of supporters and volunteers who will stop at nothing to create a world in which all pancreatic cancer patients will thrive. For 18 years in a row, PanCAN has earned a Four-Star Rating from Charity Navigator – the highest rating an organization can receive. This rating designates PanCAN as an official "Give with Confidence" charity, indicating strong financial health, ongoing accountability and transparency.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics' belief as to the potential and benefits of pelareorep as a cancer therapeutic; the design and anticipated benefits of the Precision Promise study, including our belief that the study, if successful, will support approval of the studied combination as a treatment for first-line metastatic pancreatic ductal adenocarcinoma; our plan to engage with stakeholders to finalize the protocol for Precision Promise’s pelareorep-containing investigational treatment so that we can enter into the study; our expectation that we will be in a position to finalize the definitive agreements within the next 90 days and open the Precision Promise investigational treatment of pelareorep, checkpoint inhibitor, gemcitabine, and nab-paclitaxel in early 2024; our plans to advance towards a registrational study in metastatic pancreatic cancer; and other statements related to anticipated developments in Oncolytics' business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.  Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com